

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

February 26, 2007

Mail Stop   7010

By U.S. mail and facsimile to (641)791-1010

Mr. James Johnston
Chairman of the Board of Directors
Central Iowa Energy, LLC
3426 East 28th Street North
Newton, Iowa   50208

Re: Central Iowa Energy, LLC
        Registration Statement on Form 10-SB
        Filed on January 29, 2007
        File No.: 0-52429

Dear Mr. Johnston:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or on any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

General

1. Please provide updated financial statements and related disclosures as required by Item
    310(g) of Regulation S-B.

Item 1. Description of Business
Business Development, page 4

2. We note that the registrant currently has a payable outstanding to REG in the amount of
    $5,526,294.00. After the registrant issues 1,000 of its membership units to REG, the

amount of payable outstanding to REG would be $4,526,294.00. Please revise or explain the amount at the top of page 4 which includes an additional $10,000.00 payable to REG.

3. Include a cross reference to the MD&A section for disclosure of the anticipated use of the remaining $12,647,500 of funds received by the registrant to date.

Business of the Issuer
Principal Products and Their Markets, page 5

4. Explain what operational and quality issues you are referring to or include a cross-reference to the discussion elsewhere in the prospectus.

Distribution of Principal Products, page 7

5. Define the reference to FOB and also state that it applies only to ships or inland waterways transportation.

Risk Factors

6. Please add a risk factor discussing the amount and risks of your indebtedness.

Additional reporting requirements imposed by the Securities Exchange Act of 1934 could hinder our ability to operate at a profit and reduce the value of our units, page 25

7. Please discuss how and the likelihood that reporting requirements imposed by the Securities Exchange Act of 1934 could result in the loss of "all of your members' investments."

Item 2. Management's Discussion and Analysis, page 27

8. We note your plan of operations on page 28 and your discussion of the use of proceeds on page 33. Please clarify somewhere is your discussion the amount of the total proceeds that had been spent as of your balance sheet date and the remaining amount of these proceeds that you expect to spend completing your facility. You should also provide some indication of estimated costs for hiring and training employees, if not included in your start-up costs, and for producing biodiesel, which we note you expect to begin producing in the second calendar quarter of 2007, to give your readers a better understanding of all expected costs over the next 12 months.

9.   Please also consider appropriate risk factor disclosure regarding the anticipated costs.

Plan of Operations, page 28

10. Please update this discussion.

11. Please file the following agreements as exhibits to the Form 10-SB pursuant to Item 601(a)(10) of Regulation S-B.

- Supply Agreement with Central Iowa Water Association dated June 29, 2006;
- Supply Agreement with Aquila, Inc dated May 30, 2006;
- Industrial Track Agreement with the Iowa Interstate Railroad;
- Consulting Agreement with Biodiesel Group, LLC; and
- Office space lease agreement with Scot Farver.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 37

12. In each biographical sketch, specifically indicate the period of time the named officers have serviced in each capacity listed for at least the past five years.

Item 6. Executive Compensation, page 39

13. Please confirm that you did not pay any compensation to any named executive officers in 2006. If not, please disclose this. If you did, please provide the Summary Compensation Table required by Item 402 of Regulation S-B.

14. Expand the discussions in the second and third paragraphs to disclose the dates the agreements were entered into, the fair market value of the consideration paid by the registrant, the manner in which the consideration paid was determined and by whom. State in management's opinion whether or not the terms of the transactions are believed to be at least as favorable to the registrant as those that could have been obtained from unaffiliated third parties.

Item 7. Certain Relationships and Related Transactions
Renewable Energy Group, Inc., page 40

15. State whether or not in management's opinion the terms of your arrangements with REG are no less favorable to the company as those which could have been obtained from unaffiliated third parties.

16. Briefly discuss any arrangements that have been made between the registrant and REG and their affiliates to eliminate potential conflicts of interest before they arise.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 42

    17. The information in paragraphs 2-6 of this section is substantially identical to the information in paragraphs 1-5 under "Item 4. Recent Sales of Unregistered Securities" on pages 44 and 45 and therefore, should be deleted.

Financial Statements

Financial Statements for the Year Ended September 30, 2006
Note A. Summary of Significant Accounting Policies – Property and Equipment, page F-7

    18. Please disclose the useful life you plan to use for each major class of depreciable assets.

Note C. Related Party Transactions, page F-9

    19. We note your discussion of consulting charges totaling $159,200 in the first paragraph. Please tell us what consideration you gave to disclosing these consulting charges in Item 7 on page 40.

Note D. Financing, page F-10

    20. We read that you will have to make additional principal payments on your construction loan equal to 50% of your excess cash flow as defined in the loan agreement. Please revise to briefly explain how excess cash flow will be calculated, as we believe this is an important term of this debt agreement.

    21. We read on page 33 that you expect to capitalize approximately $500,000 of interest expense related to the construction costs of your facility. Please confirm to us that once you begin capitalizing interest, you will provide the disclosures required by paragraph 21 of SFAS 34.

Note F. Commitments and Contingencies, page F-10

    22. We note your discussion of the management and operational services agreement with REG on page F-11. Please revise to clarify, if true, that you will account for the revenues received from REG for the sale of your biodiesel and the costs paid to REG under this contract on a gross basis in your statement of operations. Refer to EITF 99-19.

Closing

As appropriate, please amend your filing in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant at (202)551-3753 or Jennifer Thompson, Reviewing Accountant at (202)551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal